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                                                                    Exhibit 23.3

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-66953 of Bradlees, Inc. and Bradlees Stores, Inc. of our report dated March 20, 1997 (November 23, 1998 with respect to Note 16) on Bradlees, Inc. consolidated financial statements (which expresses an unqualified opinion and includes explanatory paragraphs relating to (a) the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, and (b) the Company's 1996 and 1995 losses from operations and stockholders' deficiency, which raise substantial doubt about the Company's ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 27, 1999